UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SUNOPTA INC.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

8676EP108
(CUSIP Number)

Supriya Kapoor
2 Bloor Street East, Suite 3000
Toronto, Ontario M4W 1A8
(647) 724-8900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 8676EP108	Page 2 of 7 Pages
1.	Names of Reporting Persons. WEST FACE CAPITAL INC.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	5,818,644
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	5,818,644
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,818,644
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person: CO, FI

SCHEDULE 13D

CUSIP No.: 8676EP108	Page 3 of 7 Pages
1.	Names of Reporting Persons. GREGORY A. BOLAND
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	None
	6.	Shared Voting Power	5,818,644
	7.	Sole Dispositive Power	None
	8.	Shared Dispositive Power	5,818,644
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,818,644
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person: IN, HC

SCHEDULE 13D

Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D is being filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed on February 23, 2012 (“Initial Schedule 13D”) as amended by Amendment No. 1 filed on May 18, 2012 and Amendment No. 2 filed on August 15, 2013 (Amendment No. 1 and Amendment No. 2, together with the Initial Schedule 13D, the "Amended Schedule 13D") relating to the Common Shares, no par value (the “Shares”), of SunOpta Inc. (the “Issuer”), whose principal executive offices are located at 2838 Bovaird Drive West, Brampton, Ontario L7A 0H2, Canada. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of August 27, 2014 is set forth below:

Reporting Person	Number of Shares Beneficially Owned*	Percentage of Outstanding Shares	Number of Outstanding Shares**
West Face	5,818,644	8.7%	66,936,317
Mr. Boland	5,818,644	8.7%	66,936,317

*           The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

**         This figure is based upon information in the Issuer’s quarterly report on Form 10-Q, filed August 13, 2014, indicating that, as of August 6, 2014, there were 66,936,317 Shares outstanding.

(c) On August 26, 2014, the Reporting Persons sold 56,200 shares at a weighted average sale price of $13.3534 per share.  The actual prices for these transactions range from $13.30 to $13.40, inclusive. On August 27, 2014, the Reporting Persons sold 125,156 shares at a weighted average sale price of $13.3302 per share.  The actual prices for these transactions range from $13.20 to $13.46, inclusive. The foregoing transactions were effected for the account of West Face Long Term Opportunities Global Master L.P (“WFGM”), in the open market through a broker. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information for the foregoing transactions regarding the number of Shares sold at each separate price. Other than the foregoing, there were no transactions in the Shares by the Reporting Persons within the past sixty days.

(d) WFGM is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:                      Joint Filing Agreement
Exhibit B:                      Power of Attorney

SCHEDULE 13D

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEST FACE CAPITAL INC.

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland

August 28, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 6 of 7 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of SunOpta Inc., dated as of August 28, 2014 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

WEST FACE CAPITAL INC.

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland

August 28, 2014

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Gregory A. Boland, hereby make, constitute and appoint each of John Maynard, Stephen Miller and Supriya Kapoor, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President and Chief Executive Officer of West Face Capital Inc., a Canadian company, and a director of West Face (Cayman 2) Inc., a Canadian company, and each of the affiliates or entities advised or controlled by me, West Face Capital Inc., or West Face (Cayman 2) Inc., all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 27th day of August 2014.

/s/ Gregory A. Boland
Gregory A. Boland